Exhibit 1.02 – Conflict Minerals Report (CMR)

Conflict Minerals Report of Navistar International Corporation

Section 1: Introduction and company overview

This is the Conflict Minerals Report of Navistar International Corporation (herein referred to as “Navistar,” the “company,” “we,” or “our”) for calendar year 2014 in accordance with the Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten, (collectively, with gold, “3TG”).

Navistar is an international manufacturer of International® brand commercial and military trucks, MaxxForce® brand diesel engines, IC Bus™ (“IC”) brand school and commercial buses, as well as a provider of service parts for trucks and diesel engines. Our core business is the truck and parts market, where we principally participate in the U.S. and Canadian markets for school buses and Class 6 through 8 medium and heavy trucks. We also provide retail, wholesale, and lease financing services for our trucks and parts.

We operate in four principal industry segments: Truck, Parts, Global Operations (collectively called “Manufacturing operations”), and Financial Services, which consists of NFC and our foreign finance operations (collectively called “Financial Services operations”).

Our Truck segment manufactures and distributes Class 4 through 8 trucks, buses, and military vehicles under the International and IC brands, along with production of engines under the MaxxForce brand name and parts required to support the military truck lines, in the markets that include sales in the U.S., Canada, Mexico, and within export truck business.

Our Parts segment provides customers with proprietary products needed to support the International commercial truck, IC Bus, MaxxForce engine lines, and export parts business, as well as our other product lines. Our Parts segment also provides a wide selection of other standard truck, trailer, and engine aftermarket parts.

Our Global Operations segment primarily consists of the IIAA (formerly MWM International Industria De Motores Da America Do Sul Ltda. (“MWM”)) engine and truck operations in Brazil. The IIAA engine operations produce diesel engines, primarily under contract manufacturing arrangements, as well as under the MWM brand, for sale to OEMs in South America. In addition, our Global Operations segment includes the operating results of our joint venture in China with Anhui Jianghuai Automobile Co.

For the 2014 calendar year, Navistar undertook a Reasonable Country of Origin Inquiry (“RCOI”) focused on the Truck segment, which accounted for approximately 65% of Navistar’s net sales and revenues for fiscal 2014. We believe this approach was reasonable as suppliers in this segment also service the Parts segment and Global Operations segment.

Navistar’s performance requirements for its products often require the use of 3TG. Because of the complexity and size of our supply chain, we use a risk-based approach to the RCOI process that focuses on our major suppliers, as well as suppliers that we believe are more likely to provide us with components and raw materials containing 3TG from the Democratic Republic of the Congo and adjoining countries (collectively, the “Covered Countries”) based on the nature and type of products they provide.

As compared to 2013, Navistar has made progress in 2014 in its RCOI efforts. For calendar 2014 we expanded our scope of suppliers which we surveyed by over 70%. We sent a notification to our selected in scope suppliers informing them about the Conflict Minerals disclosure requirements to which we are subject, and requesting they complete a Conflict Minerals survey using the template developed by the Electronic Industry Citizenship Coalition® (“EICC®”) and the Global e-Sustainability Initiative (“GeSI”), known as the EICC GeSI Conflict Minerals Reporting Template.

Section 2: Due diligence framework

Navistar designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the organization for economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”) and related supplements for 3TG.

Our due diligence measures were designed such that they functioned as a continuation of our RCOI. Because of our “downstream” position in the supply chain, we followed the principles outlined in the OECD Framework for downstream companies with no direct relationship to smelters or refiners. Under the OECD Framework, a downstream company such as Navistar is expected to query its supply chain in an effort to identify the smelters and refiners in the supply chain for Navistar products, and review the due diligence processes of those entities.

Section 3: Due diligence measure undertaken

1)	Establish company management systems

Navistar continues to use the management systems developed in 2013 to support its Conflict Minerals compliance efforts. These include:

•	A cross-functional Conflict Minerals project team comprised of executive level management along with coordinators from various groups including Purchasing, Legal, Engineering, Audit, and Corporate Reporting.

•	A Corporate Conflict Minerals Policy, posted on our website.

•	A resolution response mechanism that allows parties to contact Navistar with Conflict Minerals related concerns via email.

•	Record retention procedures that extend beyond the OECD’s current 5-year requirement.

•	Engagement with select suppliers by issuing a notice stating that Navistar is subject to Section 1502 of the Dodd-Frank Act and that their cooperation in responding to a survey is expected.

•	Participation in industry working group led by the National Association of Manufacturers; extensively leveraging the materials produced by the EICC and the GeSI which supports the responsible sourcing of minerals through the development of the Conflict Free Smelter Program (“CFSP”).

•	Revised terms and conditions in existing supplier contracts, to be implemented upon supplier contract renegotiation, with language requesting conflict-free sourcing, compliance to report RCOI of parts containing 3TG, and notification when any reported RCOI status changes.

•	Revised terms and conditions in new supplier contracts for direct purchases with language requesting conflict-free sourcing, compliance to report the RCOI of parts containing 3TG, and notification when any reported RCOI status changes.

2)	Identify and assess risks in the supply chain

Navistar efforts to identify risks in the supply chain include:

•	Navistar increased the number of suppliers surveyed in 2014 by over 70%. This population represents approximately 70% of the Truck segment’s supplier related expenditures for our most recent full fiscal year. Many of the suppliers in this segment also service the Parts segment and Global Operations segment.

•	Navistar received a 68% response rate from suppliers surveyed whose products could potentially contain 3TG. Navistar relies on our suppliers to provide us with information in regards to any 3TG in their products as well as the source of any Conflict Minerals.

•	Responses received were subject to a red flag review. This red flag review was based on an assessment of supplier answers to questions contained in the EICC/GeSI Reporting Template that suggested incomplete or inconsistent responses.

3)	Design and implement a strategy to respond to identified risks

Actions taken to respond to identify risks:

•	Monitor the dashboard which details the progress on a monthly basis of supplier responses received.

•	For the red flags which were identified, we sent follow-up corrective action letters asking for clarification from suppliers that provided incomplete or inconsistent responses.

•	Suppliers who received corrective action letters were asked to reassess their initial survey responses and provide additional information where appropriate.

•	Suppliers that did not respond to Navistar’s initial survey were sent up to 5 reminder emails requesting that they respond to our survey request.

•	Selected recalcitrant suppliers were engaged directly by our Conflict Minerals team to advise them to complete the surveys in a timely manner.

•	Continue to monitor and react to communications received by our Conflict Minerals Resolution Response system.

4)	Carry out independent third-party audit of smelter/refiner due diligence practices

Navistar is a downstream consumer of necessary 3TG and is generally many steps removed from smelter and refiners who provide minerals and ores. Navistar does not directly purchase 3TG from any smelter or refiners, and does not, to the best of its knowledge, directly purchase from any of the Covered Countries. Therefore, as contemplated by the OECD Framework for downstream companies, Navistar does not perform or direct audits of smelters and refiners within the supply chain. As a result, Navistar’s due diligence efforts rely on cross-industry initiatives such as those led by the EICC and GeSI, such as the CFSP, to conduct smelter and refiner due diligence.

5)	Report annually on supply chain due diligence

This report and the associated Form SD are available online at the bottom right portion of the sustainability page of the Navistar website, http://www.navistar.com/navistar.whoweare/sustainability.

Section 4: Our Efforts to Determine the Facilities used to Process 3TG in our Products and to Determine Mine or Location of Origin with Greatest Possible Specificity

In 2014, our efforts to determine the mine or location of origin with the greatest possible specificity encompass our due diligence measures described above, including, for example (i) surveying suppliers; (ii) reviewing the entities identified as smelter by our suppliers against information provided by the CFSI to identify the smelters that have received a conflict free designation; and (iii) reviewing available information regarding the sourcing of Conflict Minerals that may have been processed by reported facilities. Through our efforts to follow the OECD Framework and requesting our suppliers to complete the EICC/GeSI Reporting template, we have determined that seeking information about 3TG smelters and refiners in our supply chain presents the most reasonable effort we can make to determine the mines or locations or origin of the 3TG in our supply chain.

We reviewed the responses from our suppliers and our analysis indicates that many contained inconsistencies or incomplete data. Furthermore, although most suppliers provided responses that listed the known smelter/refiners in their supply chain, they did not specify what smelter/refiners were associated with products shipped to Navistar. Navistar is therefore unable to validate smelters or refiners or determine whether the Conflict Minerals reported were in fact contained in the products Navistar manufactured in the reporting period. Given these data limitations Navistar is not be presenting any smelter and refiner names in this report.

Section 5: Continuous improvement efforts to mitigate risk

Navistar intends to take the following steps to improve the number and quality of supplier responses in the next compliance period and to mitigate and risks that the necessary 3TG used in Navistar products may benefit armed groups:

•	Expand the number of suppliers surveyed regarding the use of Conflict Minerals in their products.

•	Develop and post supplier Conflict Mineral training guide to our www.navistarsupplier.com site.

•	Continue our efforts to send out corrective action letters and directly engage recalcitrant suppliers to increase the response rate and to improve the content of the RCOI survey responses.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.